82 - 4804

United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY/LEGAL SERVICES



03029066

CS/GDR/0313/2003

July 30, 2003

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of the letter to the Nigerian Stock Exchange dated May 19, 2003 with regard to the closure of the register of members and Year 2003 AGM in compliance with the post-listing requirements of the Nigerian Stock Exchange.

2. Copy of the Bank's Balance Sheet and Profit and Loss Accounts for the financial years ended 31st March, 2003 and 2002 published in the daily newspapers in compliance with Section 27 of the Banks and Other Financial Institutions Act 1991.

3. Copy of the Notice of the Annual General Meeting published in the daily newspapers pursuant to Section 222 of the Companies and Allied Matters Act 1990.

4. Copy of the letter to the Securities and Exchange Commission (SEC) dated July 9, 2003 with regard to the filing of the proxy material in compliance with the SEC Rules and Regulations pursuant to the Investment and Securities Act 1999.

dlw 8/6

5. Copy of the abridged edition of the Annual Report and Accounts for the year ended 31st March, 2003.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

B. I. Okagbue

ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

82 - 4804

03 AUG -5 AM 7:21

Our Ref: CS/NSE/VOL.II/0195/2003 **May 19, 2003**


RECEIVED
20 MAY 2003
THE NIGERIAN STOCK EXCHANGE

The Director - General
Nigerian Stock Exchange
2/4, Customs Street
Lagos

Dear Madam,

RE: CLOSURE OF REGISTER AND ANNUAL GENERAL MEETING

We wish to advise that at a meeting of the Board of Directors of United Bank for Africa Plc held on May 13, 2003 it was resolved that:

[a] The Register of Members be closed from July 11 - July 24, 2003 both days inclusive for the purpose of paying the dividend.

[b] The Annual General Meeting will take place on Friday August 8, 2003 at the Congress Hall, Nicon Hilton Hotel, Abuja.

Please note that the Board also considered and approved the Financial Statements for the year ended 31st March, 2003 subject to CBN approval. The accounts will be forwarded to you as soon as CBN approval is obtained together with information on the recommended dividend and other incidental matters.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

cc: Mr. Hency Onyekuru
Nigerian Stock Exchange
2/4, Customs Street
Lagos.

82-4804

United Bank For Africa Plc

RC: 2457

57 Marina, Lagos.

BALANCE SHEET AS AT 31ST MARCH, 2003 & 2002

	GROUP		COMPANY	
	2003 ₦ million	2002 ₦ million	2003 ₦ million	2002 ₦ million
USE OF FUNDS				
Cash and Short Term Funds	92,999	103,870	92,615	103,314
Government Securities	31,448	30,268	30,490	30,268
Investments	2,173	1,017	2,049	944
Loans and Advances	46,076	40,135	46,076	40,135
Other Assets	25,579	19,998	24,176	19,125
Fixed Assets	5,596	4,908	5,589	4,894
	203,871	200,196	200,995	198,680
LIABILITIES				
Deposit and Current Accounts	142,427	131,866	142,427	131,866
Other Liabilities	43,669	55,996	41,994	55,403
Taxation	1,990	1,343	1,923	1,265
Deferred taxation	884	364	884	364
	188,970	189,569	187,228	188,898
CAPITAL AND RESERVES				
Share Capital	1,275	850	1,275	850
Capital Reserve	22	22	-	-
Statutory Reserve	2,334	1,842	2,155	1,707
General Reserve	10,406	7,105	9,472	6,417
Bonus Issue Reserve	-	425	-	425
Small scale Industries	865	383	865	383
SHAREHOLDERS' FUND	14,901	10,627	13,767	9,782
	203,871	200,196	200,995	198,680
Acceptances, guarantees and other Obligations for account of customers (and customer's liabilities thereon)	48,371	22,543	48,371	22,543

Mr. Hakeem Belo-Osagie ____________)
Mr. Arnold Ekpe ____________) DIRECTORS
Mr. Aliyu Dikko ____________)

PROFIT & LOSS ACCOUNT FOR THE YEARS ENDED 31ST MARCH, 2003 & 2002

	GROUP		COMPANY	
	2003 ₦million	2002 ₦million	2003 ₦million	2002 ₦'million
Gross Earnings	24,194	22,521	23,720	22,112
Profit Before Tax	5,128	2,472	4,816	2,238
Taxation	(1,848)	(906)	(1,827)	(877)
Profit After Tax	3,280	1,566	2,989	1,361
APPROPRIATIONS				
Statutory Reserve	492	235	448	204
Small Scale Industries reserve	482	224	482	224
Bonus Issue Reserve	-	425	-	425
General Reserve	1,158	172	911	(2)
Proposed Dividends	1,148	510	1,148	510
	3,280	1,566	2,989	1,361

REPORT OF THE AUDITORS TO THE MEMBERS OF UNITED BANK FOR AFRICA PLC

We have audited the financial statements of United Bank For Africa Plc as at 31st of March, 2003.

Respective Responsibilities of Directors and Auditors
In accordance with the Companies and Allied Matters Acts, 1990, the Company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

Basis of Opinion
We conducted our audit in accordance with the International Standards on auditing issued by the International Federation of Accountants. An audit includes examination on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Company's accounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

Contravention
During the year, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

Opinion
In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31st March 2003 and of the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and Other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte & Touche
Chartered Accountants
Lagos, Nigeria

14th May 2003



UBA

BFN promises four gold medals

ahead 2003 Abuja Games

From Mathias Okwe, Abuja

THE Badminton Federation of Nigeria (BFN) has assured Nigerians that its players would win four of the six gold medals at the 8th All Africa Games in Abuja this year.

The BFN President, Arc Cephas Lar stated this at the weekend in Abuja when he inspected the training camp of the 18 players at the Lungi Barracks in preparation for the October Games. Badminton is devoting as a medal winning event at the Abuja Games.

Lar who is also the president of the Africa Badminton Federation (ABF) and an International Badminton Federation (IBF) executive told journalists at the end of his inspection that both the male and female players and the two national coaches: "Tunde Kassin and Mohammed Bako are in high spirit and we are very hopeful of winning laurels for the country."

He added: "BFN had made adequate arrangements to have a hitch-free camping. Last week, an intinerant coach from the IBF, Alexander Book joined the camp to offer technical assistance to the players." He expressed happiness at the level of discipline and commitment in the camp, stating that at the end of the camping, six males and four females will be selected to fly Nigeria's flag at the Games.

Players currently in the camp include number one seed, Ocholi Ediche and second seed, Paul Fagbemi. Others include Emmanuel Benjamin, Akeem Ogunseye, Orobosa Okunghare, Dayo Adegbite and Kayode Olatunji.

Ibrahim Adamu, Jinkau Ibrahim and Adolphys Azinne are also in camp.

The female players include African ladies champion, Grace Daniel, Kuburat Mumuni, Susan Ideh, Marian Sade, Prisca Azunic, Funmi Alexandra, Dorothy Kurah and Maria Nkeremizar.



• Participants at the just-concluded Pepsi Academy coaching course.

COJA rolls out 50m stickers, raffle tickets

From Mathias Okwe, Abuja

COJA, the organisers of the Abuja 2003 8th All Africa Games billed to hold in October, will this week in all the 53 participating African countries release at least 50 million of the Games success stickers and raffle tickets.

The Guardian learnt in Abuja at the weekend that the stickers were meant to showcase the African cultural heritage including goods, services and products circulating within the continent's market.

Darlington Anyanwu, Project Coordinator of Firm Base International Limited (FBIL), one of COJA's marketing partners for the project, who disclosed this to *The Guardian* explained that the corporate status conferred on any organisations/corporate bodies for the Games, puts such organisation on a favourable stead for participation in the forthcoming African Nations Cup 2004 and 2010 World Cup which has been ceded to Africa.

He called, therefore, on corporate bodies operating within 53 participating African countries to take advantage of COJA's success stickers and tickets for the marketing and promotion of their products. He further spoke on other benefits of the package to the participants.

"Other range of benefits packaged in COJA's invitation to corporate bodies include advert space in posters and all official publications for the raffle tickets, rights to place, joint partnership logo on products, corporate bodies logos on the COJA stickers and raffle tickets.

Pre-season friendly

Ishiaku dares Utaka

YOUNG Nigerian goal machine Menaseh Ishiaku will come face to face with Super Eagles ace John Utaka when his Belgian club tackles Lens in a pre-season friendly on Friday in France.

Ishiaku outshone Eagles' midfielder Osaze Odemwingie at Belgian first division side La Louviere last season, scoring seven league goals as well as a memorable brace in the Belgian Cup Final.

The Kaduna-born player played for non-league Ade Shooting Stars of Kaduna, the team that gave the Babangida brothers their breakthrough in the game, before jetting out of the country about four years ago.

The 20-year-old striker was one of the first players to report for pre-season physical training this week and was also named in the party for a training tour of France.

La Louviere is also billed take on French second division side Grenoble, which only recently signed the younger brother of Sunday Oliseh, Eguatu. The friendly is fixed for July 16.

La Louviere and league champions Club Brugge are to usher in the new season in Belgium on August 2 when they clash in the Belgian Super Cup. The new Belgian season will kick off August 8.

Armstrong escapes injury in Tour

Cycling

HOT favourite Lance Armstrong finished the 168 kilometres first stage of the Tour de France grazed, bruised and riding a replacement bike after he was involved in a mass pile-up in the race to the line on Sunday.

The American, chasing a fifth consecutive title, was still fuming after finishing in a group behind Italian Alessandro Petacchi, who claimed his first Tour stage win.

Armstrong was not seriously hurt but suffered a bruised lower leg and grazed arm in the incident some 400 metres from the end which involved dozens of riders and was forced to switch bikes to complete the stage.

Seven riders were taken to hospital with more serious injuries including the talented American Tyler Hamilton who had a bruised collarbone. He was expected to announce his withdrawal officially in a news conference later on Sunday in Paris.

"I was in about 25th place, I didn't see what caused the crash, I just went down and other riders fell on top of me," Armstrong said.

"I am glad to confirm my Giro victories with this win," said the Italian.

"I'm not in my best shape but I hope to improve as the race goes on. I want to thank my team for the great job they did to help me," he added.

United Bank For Africa Plc

RC: 2457

57 Marina, Lagos.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 42nd Annual General Meeting of the Bank will be held at the Congress Hall, Nicon Hilton Hotel, Abuja, on Friday 8th August, 2003 at 11.00 a.m. to transact the following business:

Ordinary Business:

1. To receive the Audited Accounts for the year ended 31st March, 2003 together with the reports of the Directors, Auditors and the Audit Committee thereon.
2. To declare a dividend.
3. To elect / re-elect Directors.
4. To authorise the Directors to fix the remuneration of the Auditors.
5. To elect members of the Audit Committee.

Notes

1. **Proxy**
   A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. A proxy form is attached to the proxy statement. To be valid, the proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, United Bank for Africa Plc, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. **Dividend Warrants**
   If the dividend recommended by the Directors is approved, dividend warrants will be posted on 23rd August, 2003 to all shareholders whose names are registered in the Company's Register of Members at the close of business on 10th July, 2003.

3. **Closure Of Register Of Members**
   The Register of Members will be closed from 11th July, 2003 to 24th July, 2003, both dates inclusive, for the purpose of paying the dividend.

4. **Audit Committee**
   The Audit Committee consists of 3 shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

Prof. Isabella Okagbue
Company Secretary / Legal Adviser
57 Marina, Lagos

Dated this 31st day of May, 2003

82 - 4804

03 AUG -6 AM 7:21

Our Ref: CS/SEC/0235/2003 **July 9, 2003**

The Director General
Securities and Exchange Commission
NSITF/LABOUR House (5th - 9th Floor)
Central Business District
P. M. B. 315
Abuja


09 JUL 2003

Dear Sir,

RE: FILING OF PROXY MATERIALS

In compliance with Rule 290 of the Securities and Exchange Commission (SEC) Rules and Regulations pursuant to the Investment and Securities Act 1999, we hereby present for filing a copy of the proxy form and proxy statement to be furnished to shareholders in respect of the 2003 Annual General Meeting of the Bank scheduled for August 8, 2003.

Also find enclosed United Bank for Africa Plc cheque No. 00004331 in the sum of N5,000.00 (Five thousand Naira only) being the filing fee payable in respect of the said proxy materials.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

82 - 4804

UBA

United Bank for Africa Plc
Rc 2457

PROXY FORM

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND IS TO BE USED AT THE ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY 8TH AUGUST, 2003.

I/We
being a member/members of UNITED BANK FOR AFRICA PLC

hereby appoint** ______________________________

____

____
(Block Capitals Please)
or failing him, the Chairman of the meeting as my/our proxy to act and* vote for me/us* on my/our* behalf at the Annual General Meeting of the company to be held on 8th August, 2003, at the Congress Hall, NICON Hilton Hotel, Abuja and at any adjournment thereof.

Dated this ______________ day of ______________ 2003

Shareholder's signature ______________________________

NOTE
Please sign this form and deliver or post it to reach the **Registrar, United Bank for Africa Plc, Raymond House, 97/105, Broad Street, P. O. Box 6492, Lagos,** not later than 48 hours before the meeting and ensure that the proxy form is dated, signed and stamped by the Commissioner for Stamp Duties.

Provision has been made on this form for the Chairman of the meeting to act as your proxy, but if you wish you may insert in the blank space on the form (marked)** the name of any person, whether a member of the Company or not, who will attend the meeting and vote on your behalf, instead of the Chairman.

If the shareholder is a Corporation, this form must be under its common *seal or under the hand of a duly authorised officer or attorney.*

RESOLUTION	FOR	AGAINST	ABSTAIN
1. To adopt the Directors' Report and Accounts.			
2. To declare a dividend.			
3. To elect/re-elect Directors.			
(i) Alhaji Yunusa K Ojo			
(ii) Alhaji Bello Garba			
(iii) Dr. T. Asuquo John			
(iv) Igwe Alex Nwokedi, OON			
(v) Dr. Khalid Al-Mansour			
(vi) Alhaji Aliyu Dikko			
(vii) Mr. Junaid Dikko			
4. To authorise the Directors to fix the remuneration of the Auditors.			
5. To elect members of the Audit Committee.			

Please indicate, by marking "x" in the appropriate space, how you wish your votes to be cast on the resolutions set out above. Unless otherwise instructed, the proxy will vote or abstain from voting at his/her discretion.

Before posting the above form, please tear off this part and retain it for admission to the meeting.

UBA

United Bank for Africa Plc
Rc 2457

ANNUAL GENERAL MEETING ADMISSION CARD

PLEASE ADMIT THE SHAREHOLDER NAMED ON THIS CARD OR DULY APPOINTED PROXY TO THE ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD ON FRIDAY 8TH AUGUST, 2003 AT THE CONGRESS HALL, NICON HILTON HOTEL, ABUJA.

Name and address of shareholder

ISABELLA OKAGBUE
Company Secretary

Account Number

☐	Proxy
☐	Shareholder

Please tick (✓) appropriate box before admission to the meeting

UNITED BANK FOR AFRICA PLC - RC 2457
57 MARINA LAGOS LAGOS

ANNUAL GENERAL MEETING - AUGUST 8TH, 2003

Proxy Statement

This proxy statement is furnished to shareholders of United Bank for Africa Plc in connection with the solicitation by the Board of Directors of proxies to be used at the Annual General Meeting of shareholders of the Company which will be held at the Congress Hall, Nicon Hilton Hotel, Abuja on Friday August 8th, 2003, and any adjournments thereof.

The Proxy

The shares represented by the proxy will be voted, when a poll is demanded, in accordance with the instructions specified by the shareholder in the ballot provided in the proxy form. In the absence of such specification, the person named in the accompanying proxy will vote such proxy at his/her discretion.

Revocation of Proxy

The person giving a proxy has the power to revoke it at any time before it is voted, upon written notice to The Registrar, United Bank for Africa Plc, Raymond House, 97/105, Broad Street, P.O.Box 6492, Lagos, provided that such revocation is received at least 24 hours prior to the meeting.

Method of Solicitation of Proxies

The Company will bear the cost of solicitation of proxies by mail. The services of NIPOST Bulk Ventures Limited, P.M.B. 12537 Garki, Abuja and United Parcel Service, Plot 16 Oworonsoki Expressway, Gbagada Industrial Estate, Lagos will be used to aid in the solicitation of proxies in Nigeria at an anticipated cost of N5 million.

The Bank of New York, 101 Barclay Street, 22nd Floor, New York, NY 10286 will solicit the proxies of the Global Depositary Receipt (GDR) holders by e-mail.

Beneficial Ownership in Shares as of 31st March 2003

Mr. William James, a director, notified the Company that Citizens Capital, a corporation registered in the United States of America, of which he is the controlling shareholder, is the beneficial owner of 145,350,000 Ordinary Shares amounting to 5.7% of the Company's outstanding shares. These shares are held under the Global Depositary Receipt Programme (GDR). As of 31st March 2003, all the directors as a group beneficially owned 154,972,907 Ordinary Shares approximately 6.08% of the Company's outstanding shares.

Closure Of Register

The Register of Members will be closed from July 11th - July 24th 2003, both dates inclusive.

Voting Rights

All holders of the Ordinary Shares of the Company in the Register of Members as at the close of business on July 10th 2003 will be entitled to attend and vote at the meeting, whether present in person or by proxy.

There are outstanding and entitled to vote 2.55 billion Ordinary Shares of the Company. On a poll taken at the meeting, holders of Ordinary Shares are entitled to one vote per share.

ELECTION OF DIRECTORS

In accordance with Article 101 of the Bank's Articles of Association, the Directors retiring by rotation at the Annual General Meeting are, Dr. T. Asuquo John, Igwe Alex Nwokedi, OON, Dr. Khalid Al-Mansour, Alhaji Aliyu Dikko, Mr. Junaid Dikko. All being eligible they will offer themselves for re-election.

Since the last Annual General Meeting, Messrs Yunusa Ojo and Bello Garba were appointed directors and in accordance with Article 76 of the Bank's Articles of Association will retire and being eligible offer themselves for election.

Listed below are the names and addresses of the nominees and continuing directors, the year in which they first became directors, their principal occupations for the past five years and the number of shares of United Bank for Africa Plc beneficially owned, as of 31st March 2003

Nominees for election / re-election

Name of Nominee	Address	Year First Appointed Director	Business Experience & Other Directorships or Significant Affiliations	Beneficial Ownership in Shares as of 31st March 2003
Yunusa Ojo	57, Marina Lagos	2003	Banker; Executive Director; Head, Operations & Process Sector, United Bank for Africa Plc 2001-2003; Head, Service Management Division 2000-2001; Deputy General Manager, Operations Co-Coordinator (Kaduna region) United Bank for Africa Plc 1999-2000; Assistant General Manager, Ikeja Branch, United Bank for Africa Plc 1996 - 1999.	56,170
Bello Garba	57, Marina Lagos	2003	Banker; Executive Director; Deputy General Manager, 2002-2003; Assistant General Manager /Group Head, Pubic Sector Institutions, United Bank for Africa Plc June 2000-Dec. 2001; Principal Manager/ Relationship Manager, Public Sector Inst. Nov. 1999-May 2000; Zonal Sales Manager. (North) April 1999-October 1999; Principal Manager/ Relationship Manager, Personal Banking, United Bank for Africa Plc April 1998-March 1999.	19,125
Thomas A. John	5, Idowu Taylor Street Victoria Island, Lagos	1994	Consultant; Director, Hydropec Engineering Services Ltd; former Chairman United Telesys Ltd.	2,977,966
Alex Nwokedi, OON	Uthoko Palace Achalla Anambra State	1994	Retired Public Relations Practitioner; Former General Manager, Group Public Affairs (NNPC).	255,000
Junaid Dikko	Chevron Drive, Lekki, Epe Expressway Lagos	2000	Petroleum Consultant MD, United Telesys Ltd. Director, Counters Trust Securities Ltd.; Star Delta Inv. Ltd; Ascot Properties Ltd, KMC Investments Ltd, former Director, UBA Capital and Trusts Ltd.	-
Khalid Abdullah T. Al-Mansour	7887 Broadway Suite 1001, San Antonio, Texas U. S. A.	1998	Attorney/Investment Banker; Co-Founder of the international law firm of Al-Waleed, Al-Talal & Al-Mansour; Director, Frontier Capital.	-
Aliyu Dikko	57, Marina, Lagos	2000	Banker; Executive Director; General Manager (Public Sector) United Bank for Africa Plc 1998-2000; Deputy General Manager (FGDM Unit)United Bank for Africa Plc 1997-1998.	765,000

Continuing Directors

Name of Director	Address	Year First Appointed Director	Business Experience & Other Directorships or Significant Affiliations	Beneficial Ownership in Shares as at 31st March 2003
Hakeem Belo-Osagie	57, Marina, Lagos	1994	Petroleum Economist; Chairman, United Bank for Africa Plc since 1997; Vice-Chairman, United Bank for Africa Plc 1994-1997; Chairman, First Securities Discount House; United Networks Ltd; United Telesys Ltd.; former Chairman, UBA Capital & Trust Ltd.	669,375
Abba Kyari	57, Marina, Lagos.	1994	Banker/Legal Practitioner; Vice Chairman, United Bank for Africa Plc since 2002, MD/CEO United Bank for Africa Plc 1997-2001.	1,375,725
Arnold Ekpe	57, Marina, Lagos	2002	Banker; MD/CEO United Bank for Africa Plc; MD/CEO Ecobank Group 1996-2001; Former Director, UAC Nigeria Plc.	165,800
Offong Ambah	57, Marina, Lagos	2002	Banker; Executive Director, MD Ecobank Liberia 1998-2002; Deputy General Manager (Consumer Banking) Ecobank Nig. Plc.	15,000
Kayode Sofola, SAN	2, Tinubu Square, Lagos	1994	Legal Practitioner Principal Partner, Kayode Sofola Chambers; Director, Sakher Inv. Ltd; L.W. Lambourne.	361,248*
M.A. Abdulkadir	33B Mando Road Tudun Wada Kaduna	1997	Engineer; Director, AMI Nig. Ltd., Energo Nig. Ltd.	1,402,500
Victor Odozi	20, Bishop Hughes Avenue Ogba, Lagos	1999	Economic, Business & Financial Consultant; Deputy Governor (Domestic Monetary & Banking Policy) Central Bank of Nigeria 1990-1999.	30,000
Willy Kroeger	18th Floor, 6-8 Bishopgate, London	1996	Banker, Director, Deutsche Bank AG; MD, BT Int. (Nig.) Ltd.	-
Jean Herskovits	Dept. of History New York State University, Purchase, New York, U.S.A.	1998	Historian, Professor of History, New York State University, Purchase. Member ConocoPhillips Nigeria Advisory Council	-
William James	160 Federal Street, Boston, Massachusets, U. S. A.	1998	Venture Capitalist; Chairman, Rockport Group; Citizens Companies LLC.	145,350,000+*(This reduced to 128,850, 000+* in April 2003)
Paolo Annibale Di Martino	116 Avenue de la Liberte, 1002 Tunis, Tunisia	2001	Banker; Head, Bureau de Representation De Tunis, Monte dei Pasci di Siena, Alternate Director United Bank of Africa Plc 1999-2001; Director, Bank de Sud de Tunis since 1993.	-

* Indirect Holdings

* GDRs

Auditors

In accordance with Section 357(2) of the Companies and Allied Matters Act of 1990, Messrs. Akintola Williams Deloitte & Touche have indicated their willingness to continue in office as the Auditors of the Company. A resolution will be proposed authorising the Directors to determine their remuneration.

Representatives of the Auditors will be present at the meeting to make a statement, if they wish to do so, and to respond to appropriate questions by shareholders.

Audit Committee

Pursuant to section 359(3) of the Companies and Allied Matters Act No. 1 of 1990,
the Company has an Audit Committee comprising three Executive Directors and three shareholders as follows:

1.	Mr. Jene Princewill	-	Chairman
2.	Alhaji Alkassim Umar	-	Member
3.	Mr. Dan Agbor	-	Member
4.	Mr. Arnold Ekpe	-	Member
5.	Mr. Victor Odozi	-	Member
6.	Dr. T. Asuquo John	-	Member

By Order of the Board

Prof. Isabella Okagbue
Company Secretary / Legal Adviser
57 Marina, Lagos.

May 31st 2003